NEWS RELEASE

PARAMOUNT ENERGY TRUST PROVIDES UPDATED INVESTOR PRESENTATION AND ANNOUNCES CARDIUM HORIZONTAL WELL DEVELOPMENT INVENTORY

Calgary, Alberta – January 21, 2010 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") advises that an updated investor presentation has been added to its website. The presentation, which can be found at www.paramountenergy.com , includes updated hedging information and details of the Trust’s 2010 capital expenditure program, prospect inventory and new venture opportunities, including PET’s significant exposure to the emerging Pembina Cardium tight oil play.

CARDIUM OIL PLAY - HORIZONTAL MULTI STAGE FRAC INVENTORY

PET has 61 gross (36 net) sections of land in the Cardium light oil fairway in the Carrot Creek area to the northwest of the giant Pembina oil field.

In 2010, the Company is planning to drill three gross (two net) Cardium horizontal development wells and one 100% vertical exploration well on the play. Based on industry activity, potential development drilling density could be two to four wells per section. On a three well per section drilling density, the Company has a potential inventory of 118 gross (66 net) locations.

PET also has 30 gross (18 net) sections of Cardium rights in the Cochrane area to the South of Garrington where there has also been significant industry activity on the Cardium trend.

“We are excited about the significant evolution in our asset base and prospect inventory over the past three years.” said Sue Riddell Rose, President and CEO of the Trust. We are increasingly better positioned to make our conversion to a corporation later in 2010.

Forward-Looking Information

Certain information regarding PET in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding PET’s forecast production and forecast funds flows, exploration and development, capital expenditures, gas storage, asset sustainability and corporate structure.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding production, funds flows, exploration and development, capital expenditures, gas storage, asset sustainability and corporate structure as outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.C" and “PMT.DB.D”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400    403 269-4444 Fax

Email:  info@paramountenergy.com    Website:  www.paramountenergy.com